Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-191772

Free Writing Prospectus dated October 28, 2013

Fantex, Inc.

On October 25, 2013, an article (the “Article”) and a video (the “Broadcast”) were released by Yahoo! Finance, concerning Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”). The full text of the Article is reproduced in Annex A attached hereto and the transcript of the Broadcast is reproduced in Annex B attached hereto. The Article and the Broadcast reference an initial public offering (the “Offering”) of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of the Company, which Offering is covered by the Registration Statement on Form S-1 (File No. 333-191772), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article and the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

Neither the Article nor the Broadcast were prepared by or reviewed by the Company or any other offering participant prior to their publication. Yahoo! Finance is not affiliated with the Company. The Company made no payment and gave no consideration to Yahoo! Finance in connection with the publication of the Article or the Broadcast or any other materials published by it concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statement, the Article and the Broadcast represented the reporter’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article and the Broadcast or those contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

Article

•                  The Article is titled “Athlete IPO Tests Limits of Investing Morality” and states that “Fantex is planning to take Houston Texans running back Arian Foster public in the next few weeks.” The Article further discusses risks associated with “buying shares of Foster,” stating “[Arian Foster] hasn’t even gone public yet,” “to make the Foster market liquid[,]” “[i]f you don’t care about these players as anything other than a stock[,]” “[i]f you’re a shareholder, you want your athletes — your shares[,]” and “[w]ould you consider investing in a pro athlete?”  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or the Second Amended and Restated Brand Agreement effective as of February 28, 2013, by and between Arian Foster, The Ugly Duck, LLC and the Company (“brand contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

•                  The Article states “[e]nter Fantex, a new company that lets investors buy “shares” in an athlete’s future earnings.” The Article further states “[i]nvestors will then be able to buy and sell actual portions of Foster’s income stream — forever,” “as an actual investment, buying a share of anyone’s future income via Fantex is a long shot,” “there is a lot of risk that comes with buying a portion of Foster’s future,” “[i]f a Fantex athlete ends up signing autographs at used car dealerships for $50 when he’s 50, his Fantex shareholders are entitled to $10,” and further comments on investors “buying a portion of a human being’s income.” Holders of Fantex Series Arian Foster will be buying a share of tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand rather than buying a direct interest in Mr. Foster’s income. While the Company intends for the Fantex Series Arian Foster to track the performance of the brand, it cannot provide any guarantee that the series will in fact track the performance of such brand. In addition, the Company intends to attribute 95% of all acquired brand income to the Arian Foster brand and the remaining 5% to the Company’s platform common stock. The Company’s attribution policies are more fully described in the Registration Statement. Therefore, as more fully described in the Registration Statement the Fantex Series Arian Foster will only partially reflect the economic performance of the brand contract and other assets and expenses of the Arian Foster brand, including the brand income acquired under the brand contract.

•                  The Article states “[a]s a family member of these Fantex players, would you let them go within 100-yards of a football field after incurring two or three concussions just because it was their fiduciary responsibility to their Fantex shareholders?”  Arian Foster is not an affiliate, director, officer or employee of the Company and owes no fiduciary duty to the Company or any of its stockholders, and has no obligation to take any action whatsoever to enhance the value of his brand.

•                  The Article states that “[i]f you don’t care about these players as anything other than a stock, you’d send them on the field until long after they’d turn their knee joints into gravel and their heads into mush.” Holders of shares of Fantex Series Arian Foster will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or the brand contract. Arian Foster is not an affiliate, director, officer or employee of the Company and owes no fiduciary duties to the Company or its stockholders, and has no obligation to take any action whatsoever to enhance the value of the brand.  Arian Foster’s obligations under the brand contract are solely limited to obligations owed to the Company, and the holders of shares of tracking series will have no recourse directly against the contract party, either under the brand contract or under the securities laws.

•                  The Article states that “[f]or investors to make money, Foster’s share price would need to rise on the Fantex-controlled exchange.” Fantex, Inc. neither operates nor controls any exchange. Fantex Series Arian Foster can be traded on a platform operated by Fantex Brokerage Services, LLC, an affiliate of the Company and a registered alternative trading system.

Broadcast

•                  During the Broadcast, Mr. French states that “[t]hings like his hamstring, normal wear and tear that doesn’t have material impact on his ability to earn his brand income we wouldn’t be disclosing.” To the extent any injury is determined to be material to Mr. Foster’s ability to earn future brand income or becomes material to such ability to earn future brand income, the Company will disclose such information in the securities filings made pursuant to Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, future ABI under its brand contract with Arian Foster, longevity of Arian Foster’s career, the Company’s ability to build a portfolio of brands, the ability to contribute to Arian Foster’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Arian Foster. The Company generally identifies forward-looking statements by words such as “expect,” “intend,” “plan,” “continue,” “might,” “will,” “should,” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated October 25, 2013 Published by Yahoo! Finance

Athlete IPO Tests Limits of Investing Morality
By Jeff Macke | Breakout — FRI, AUG 25, 2013

In certain states NFL fans can place legal wagers on the outcome of a game. In every office in America there are fantasy football leagues in which players are traded, started or benched as their fantasy owner sees fit. The only way to move closer to trading based on an individual player’s performance would be to directly own a stake in that player’s future income stream.

Enter Fantex, a new company that lets investors buy “shares” in an athlete’s future earnings. It’s no fantasy. Fantex is planning to take Houston Texans running back Arian Foster public in the next few weeks.

In the attached video Buck French, co-founder and CEO of Fantex, explains how it works. “We signed a brand contract with Arian Foster to acquire 20% of his future brand income in exchange for $10 million. So in order to fund the contract, we have created a... Fantex Inc. tracking stock that’s linked to the value and performance of his brand.”

It’s worth a moment of your time to scroll back up and read that paragraph again. Arian Foster is going to get $10 million in exchange for 20% of the money he makes for being Arian Foster for the rest of his life. Investors will then be able to buy and sell actual portions of Foster’s income stream — forever.

Normally these type of “exotic” investments would only be open to accredited individuals (rich people). Thanks to the JOBS Act and crowdfunding, companies like Fantex are now fair game for anyone with a Social Security number, a mailing address and seed money. Of course, that doesn’t mean you should necessarily invest in Fantex or anything like it. It just means that you can if you want to.

High Risk... High Reward?

As an actual investment, buying a share of anyone’s future income via Fantex is a long shot. For investors to make money, Foster’s share price would need to rise on the Fantex-controlled exchange. Assuming the exchange works and has sufficient trading liquidity to allow a shareholder to sell their stake and cash out their gains, it will work just like trading a normal stock.

The risks are laid out in the disclaimer and, it goes without saying, there is a lot of risk that comes with buying a portion of Foster’s future earnings that aren’t necessarily connected to his career.

If we stopped right there, buying shares of Foster would be a high-risk investment, but being a running back in the NFL is also a high-risk profession. Foster is currently nursing an injured hamstring and he hasn’t even gone public yet. As French makes very clear, “If he doesn’t play again, obviously that will affect the value of the brand.”

The Murky Cross Currents...

Beyond the extremely high-risk nature of any start-up investment, Fantex raises some unique moral and ethical questions. High on the list is the idea of buying a portion of a human being’s income for life.

French insists you’re not technically buying or selling a human being. While that’s true, there’s a fine line.

Growing up, Foster knew he wanted to be an NFL player. In his prospectus video he states, “There was no plan B.” He went undrafted and appears to have experienced enormous personal growth. He seems like an amazing individual with a whole alphabet of plans beyond just being “Arian Foster: Running Back.”

Which is part of the problem. Foster the running back is nursing a sore hamstring. He’s about to get $10 million in exchange for 20% of the income he generates for the rest of his life related to being a celebrity running back.

What if Arian Foster the human being doesn’t want or need to incur the physical risk associated with being a running back in the NFL? There is absolutely nothing to suggest that Foster would be the type of person who would take the $10 million and pull a Ricky Williams, dropping off the grid and leaving investors out to dry. Certainly not over a sore hamstring.

The ethical questions surrounding Fantex have nothing to do with Foster the individual, and that’s part of the problem. To succeed, Fantex will need to sign dozens of athletes. In fact, to work as an investment and make the Foster market liquid, Fantex will need to have enough athletes and entertainers with high-risk professions. All of them will have $10 million guaranteed and no reason to ram their heads into 270lb human beings until they can’t remember their own names.

As a family member of these Fantex players, would you let them go within 100-yards of a football field after incurring two or three concussions just because it was their fiduciary responsibility to their Fantex shareholders? Absolutely not. On the other hand, if you don’t care about these players as anything other than a stock, you’d send them on the field until long after they’d turn their knee joints into gravel and their heads into mush.

These are athletes who make their real money while they play. For every Terry Bradshaw raking in millions in broadcasting, there are 10 guys making not much of anything. If a Fantex athlete ends up signing autographs at used car dealerships for $50 when he’s 50, his Fantex shareholders are entitled to $10.

If you’re a shareholder, you want your athletes — your shares — to play until they are dragged off the field. To be an effective investor in this type of market you almost, by definition, can’t care about the players as people. To invest in anything successfully you can’t be emotionally attached in any way. Once you’re buying the earnings power of players” brands, your primary economic concern is their playing contract. Their personal safety isn’t just a secondary concern, it’s not a concern at all.

Foster’s prospectus video makes him seem like a genuinely good guy — I wish him all the very best. That’s why I wouldn’t want to own a tracking stock tied to the revenue stream of his brand.

Other Possible Conflicts of Interest

There are other questions raised by Fantex as a concept. John Elway is on the board. Is that a conflict of interest? Will Fantex give investors access to injury or personal information other NFL fans wouldn’t have? Since other players and coaches can invest in players, does that in any way skew their judgement toward their jobs?

I ask French most of the questions in the video and, to his credit, he answers them frankly.

It’s in an intriguing concept, if only as a conversation starter. As an investment, it’s not for me — too high risk even without the morality questions. Thanks to the JOBS Act, you can take a look and make your own decision.

Would you consider investing in a pro athlete? Let us know your thoughts in the comment section below or visit us on Facebook!

Annex B

Transcript of Yahoo! Finance interview with Jeff Macke

MEDIA:                                                Webcast
STATION:                                  Yahoo! Finance
MARKET:                                  National
PROGRAM:                         Breakout
SUBJECT:                                 Athlete IPO Tests Limits of Investing Morality

S Jeff Macke, Host:

Forget about fantasy football; now there’s a way to directly invest in an athlete’s future. Buck French, CEO of Fantex, is here to tell you how.

Walk me through precisely how this works, Buck.

Buck French, Chief Executive Officer, Fantex Holdings, Inc.:

Sure. So, we signed a brand contract with Arian Foster to acquire 20 percent of his future brand income in exchange for $10 million. And so, in order to fund the contract, we have created a tracking stock—so, it’s a Fantex Inc. tracking stock that’s linked to the value and the performance of his brand.

Macke:

So, people, investors, it’s 20 percent; Arian gets his $10 million.

French:

Correct.

Macke:

And investors get 20 percent of his future flow just from his brand, from his future flow of income from other sources? How does it—it’s from just contracts?

French:

So, the tracking stock that people are investing in is linked to the brand contract we have with Arian. In that brand contract is made up of his NFL playing contract, future NFL playing contracts, endorsements, appearance fees, and importantly, because Fantex is about helping build the brand, his post-career brand earnings as well.

Macke:

His post-career. Okay, so now, he pulled a hammy, which brings up the question—he’ll be back.

French:

[Laughs] Strained. Strained a hammy.

Macke:

Well, strained a hammy—Arian’s on the bench. How’s that affecting the IPO?

French:

You know, in our prospectus, we list 27 comparable running backs that their average tenures were 10.5 years. I guarantee the people on that list probably strained their hamstrings.

Macke:

John Elway’s on your board, which is interesting.

French:

He is.

Macke:

How did that come about, and is it kind of a concern that his involvement with the NFL and as an owner—is there a conflict of interest there?

French:

So, John’s on the Fantex Holdings board, not Fantex Inc.’s board—there’s a difference between the two. I don’t see any conflict. At the end of the day, John’s goal is to win a Super Bowl for the Denver Broncos.

Macke:

But he’s got an equity stake, and so it’s right out of the chute. And I’m not asking anything that hasn’t been asked before—right out of the chute, if he’s got an equity stake in Fantex, that allows him to, in effect—I mean, it gives him a signing advantage. He can pay Arian a little more because he gets a little stake of that in Fantex. It’s a hypothetical, because their numbers aren’t that big, but it creates an interest conflict from the NFL’s perspective, and we’re talking small numbers, but it escalates as you get bigger.

French:

Honestly, I think, in the grand scheme of his net worth and what he does, the Fantex piece that he has is not material. So, I would be hard-pressed—you know John Elway and his competitive nature—that he’s gonna not drive to win a Super Bowl for the Denver Broncos versus get a little extra cash to a player who might be on the Fantex platform.

Macke:

Sure. As we scale up, as you get bigger and bigger—because investors, they’re buying a chunk of Arian’s future earnings here, so—but you’re going to need a lot more people. The investors also are going to own a chunk of Fantex, and they’re going to need that company to succeed.

French:

Exactly.

Macke:

And so, how fast do you envision yourself growing? How big can you get, and are other athletes coming on board? What’s your growth plan?

French:

So, our goal is to sign other athlete brands across the world of sports as well as the entertainment sector. Our goal is, obviously, to build a successful business at the end of the day, because that’s ultimately what allows this to thrive, and we feel that we have a great opportunity to do so.

Macke:

Is there anyone beyond Arian that you can give us in terms of how this relationship gets developed?

French:

I can’t talk about anyone else that we’re in talks with right now, but our goal is to sign other athletes.

Macke:

With football being so specifically injury-prone, basically—Arian Foster’s a running back in the NFL.

French:

Sure, sure.

Macke:

Their life expectancies, professionally—they get hurt. They get hurt fast. Are you going to other sports with more longevity? Obviously, a golfer would be easier to invest in, hypothetically, than a football player.

French:

Although their performance might go up and down different. Absolutely—we’re looking to invest in golfers, basketball, baseball—I mean, again, our goal is across the world of sports.

Macke:

Do we learn more disclosure? Will we get more information on Foster’s injury than we otherwise would via you guys, or is that going to be a transparency issue for investors?

French:

No. Again, the injury report comes out, and any material injury that requires disclosure we obviously will disclose to the public. But things like his hamstring, normal wear and tear that doesn’t have material impact on his ability to earn his brand income we wouldn’t be disclosing.

Macke:

But there’s various—everyone reports on Sunday.

French:

Sure.

Macke:

But there’s coaches who say, “He’s out with a lower body,” and there’s more detailed stuff that you get from various coaches. There’s a lot of difference there. Do you expect that that’ll be weighed into the price of the athletes as they trade? If someone goes to the Patriots, where there’s less disclosure, is he worth less, or is he worth more? Does Fantex have any way to control that information flow?

French:

If it’s a material injury that could impact his ability to continue to generate income, then the athlete’s required to disclose it to us.

Macke:

So, you would circumvent? You’d be able to get—Fantex would have more access to information than just typical…?

French:

In theory, as defined in the contract, yes. That’s a requirement.

Macke:

And are athletes allowed to invest in themselves in this?

French:

No, because they’re clearly already invested. They own 80 percent.

Macke:

How about coaches? You’ve got Elway on board.

French:

[Laughs] Any director or employee of Fantex is not allowed to purchase the securities.

Macke:

So, it’s—but the coaches—everyone in the NFL, presumably, except for the athletes?

French:

Someone, in theory, in the NFL could, but again, they should not trade on material, non-public information. The normal insider trading laws apply to everyone, regardless of whether you work in the NFL or not.

Macke:

And so, if you’re on a defensive line, you can be short Arian Foster and you can be long Arian Foster—I’m setting up hypotheticals in terms of what your interests are here.

French:

One, no one can short the stock. You can only take a long position in the security. We don’t want—we want a clean, normal marketplace. I’m not saying that shorting never will take place in the future—I don’t know—but we have to see what develops in the marketplace.

Macke:

All right. We’ll see how it happens. And Arian Foster, hey, Godspeed, man. We hope you’re feeling better.

Buck French—he’s the CEO and co-founder of Fantex. Thanks so much for joining us.

French:

Thank you. I appreciate it.